[Front cover]

[Image: Pamet Systems logo with product names in starburst from logo]









                         Pamet Systems, Inc.
                         1998 Annual Report

[Inside front cover]

Pamet Systems, Inc.

Description of Business

Pamet Systems (the "Company"), designs, develops, installs, and supports computer software and turnkey computer and data communications systems for public safety agencies serving municipalities with populations under 250,000, as well as campus, public housing, and transit authority police agencies. The Company's innovative applications automate the acquisition, storage, processing, retrieval, and communication of information for these agencies.
      The principal products of the Company comprise an integrated suite of information management and communications systems, the foundation of which are the PoliceServer and FireServer products. PoliceServer is an integrated Computer-Aided Dispatch and records management system, which includes the clerical and record-keeping functions necessary for police department operation, from E9-1-1 integrated dispatch and booking to word processing and electronic mail. FireServer is an information management system and Computer-Aided Dispatch system that provides fire departments with data on structures, fire suppression plans, and hazardous materials management. JailServer is designed to provide cor-rections facility staff with the ability to capture, track and report a wide variety of data related to inmates. Companion products include the ImageServer digital imaging system for management of mug shots and crime scene photos, the QueryStation system for ad hoc reporting, the Mapping system for viewing graphic representations of incident related data and the MobileServer system of mobile computers for field reporting.
      The Company's products are currently marketed and installed in the Northeast, Southeast, and Midwest states. Pamet is headquartered in Massachusetts and maintains a sales office in Florida.
      The Company was incorporated on November 24, 1987 by Dr. Joel B. Searcy, its Chairman of the Board.
      PoliceServer, FireServer, CADServer, JailServer, ImageServer, QueryStation and MobileServer are trademarks of the Company.

      This Annual Report contains statements which are not historical facts. These statements may constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities and Exchange Act of 1934 as amended. Certain, but not necessarily all, of such forward looking statements can be identified by the use of such words as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon of similar terminology, and/or which include, without limitation, statements regarding the following: the timing of the development and release of the NT products, adequacy of the funding for the completion of the NT development, market expectation for the NT operating environment, and expected market position and sales of the NT product; building a sales and marketing initiative; law enforcement trends regarding E911 and mobile systems; funding and adequacy of the corporate infrastructure to support operations and anticipated sales growth; economic, competitive, and technology developments affecting market growth; year 2000 compliance; and discussions of strategies involving risk and uncertainties that reflect management's current views. These statements are based on many assumptions and factors and may involve risks and uncertainties. The actual results of the Company or industry results may be materially different from any future results expressed or implied by such forward looking statements because of factors such as problems in the development of the NT products; insufficient capital resources to complete development and operate the Company; inability to successfully market and sell the NT product; changes in the marketplace including variations in the demand for public safety software and development of new technologies; and changes in the economic and competitive environment. These factors and other information contained in this Annual Report could cause such views, assumptions and factors and the Company's results of operations to be materially different.

Pamet Systems, Inc.

To Our Stockholders:

Nineteen ninety-eight, the second year of our three-year reinvestment program, was a positioning year for Pamet Systems. We took important steps to position our product portfolio, our customer support infrastructure, and our sales capabilities to capture the substantial opportunities that we see in our markets in the coming years.
      Our product portfolio will be among the strongest in the industry when development of our core applications is complete in 1999. These core applications, PoliceServer NT, FireServer NT, CADServer NT and JailServer NT are being constructed "from the ground up" using state-of-the-art design architectures and standards. They create a firm foun-dation to support the integration of the imaging, mapping, and wireless communications, as well as any foreseeable new products useful to our customers. Demonstrations of our new records and dispatch systems to knowledgeable customers have confirmed that our design decisions have been the correct ones. By adding complementary components in 1998, specifically our mobile product, a mapping system for dispatch, an enhanced query capability, and a jail management system, we now offer a full line of quality, integrated products to support the market's needs in the future.
      In 1998 we dramatically improved the skills and effectiveness of our staff through training and organizational restructuring. By acquiring additional public safety professional and managerial experience for our customer support team, we demonstrated our commitment to our customers and improved their confidence and overall satisfaction with our products and services. We also implemented advanced tools to capture and manage customer support calls, and began adopting Internet technologies to support our customers with new services. These steps created the basis for a highly productive team capable of supporting growth in customer installations over the next several years.
      In 1998 we succeeded in increasing the revenue from our existing customer base. We achieved particularly good results with our wireless mobile product, which represented almost half of our sales. Gross margins improved significantly. We studied our markets and our competitors to ensure that our core products will be competitive when development is complete. We acquired new strategic customers for our NT-based core products and built relationships with many others that will pay dividends when our new products are available. This foundation creates an exciting opportunity for our company.
      To help us realize our revenue targets in 1999, we have recruited a new sales director who joined the Company in April 1999. This seasoned sales professional is responsible for managing our sales activities throughout the U.S., and we expect his efforts to accelerate our sales to new customers.
      I wish to thank everyone, including our stockholders, financial and business partners, Board of Directors, and employees, for their continued support and confidence during 1998. Please contact me via telephone or email if you have comments, questions, or suggestions regarding Pamet. Working together we are creating a strong, profitable company that provides leading edge technology solutions to the public safety market.

Sincerely,



[Signed]

David T. McKay
President & CEO

978 263-2060
dtmckay@pamet.net

Pamet Systems, Inc.

New Product Development

[Image: Pamet Systems logo with product names in starburst from logo]

At Pamet Systems, we developed PoliceServer NT, FireServer NT, CADServer NT and JailServer NT using the latest techniques in Windows NT technology to provide the best performance and ease of use. All the modules in these applications are fully integrated, so that information entered into one part of the system is available to those who need it the most -- immediately.

FireServer NT
      A functionally robust system that stores and manages records about incidents, structures, water sources, permits and licenses, property, inspections, and department resources, while providing NFIRS reporting capabilities.

JailServer NT
      A jail management system that manages information related to inmates, visitors, medical activities, inmate property, court and criminal records, and commissary ordering.

Mobile
      A mobile data computing system that provides accurate, secure communications between dispatchers and personnel in the field. MDCs bring all of the critical information in the department database to the field personnel.

Query
      A query and reporting module that allows police, fire and jail personnel to create standardized reports, identify patterns, track trends, and turn operational data into detailed, accurate intelligence.

Imaging
      An image management system that simplifies the capture, storage, and retrieval of mug shots, photographs, lineups and other documents. Our imaging product is completely integrated with PoliceServer NT and FireServer NT.

[Image: "Fire Department Average Response Time Report" bar chart]

PoliceServer NT
      A records management system that stores and manages information about arrests, incidents, accidents, warrants, evidence, and other operational data. PoliceServer NT allows agencies to exchange data with local, state and federal police agencies and court systems, including Incident Based Reporting and helps maintain department resources.

CADServer NT
      A state-of-the-art dispatching system that captures information about incidents, gives the dispatcher a real-time presentation of the location and status of available resources, and manages the rapid, secure dispatching of police and fire agency personnel to the scene.

[Image: CADServer screen]

[Caption: Prioritizing incidents in CADServer NT.]

Mapping
      A real-time mapping system that lets dispatchers and field personnel view incident information displayed on jurisdictional maps. Users can locate addresses and fire hydrants, and create pin maps to uncover patterns of crimes, fires, and accidents.

[Image: GIS pin map]

[Caption: Creating a pin map.]

[Image: Mug shot screen]

[Caption: Recording a mug shot in Imaging.]

Pamet Systems, Inc.

1998 Highlights

[Image: PoliceServer NT booking screen with mug shot]

[Sidebar caption: All critical information available at a glance.]

The New Technology Platform
      Pamet's new Windows NT-based product line involves much more than simply converting to a new operating system. The PoliceServer NT, FireServer NT, CADServer NT and JailServer NT product families were completely redesigned and rewritten to take full advantage of the most advanced Windows and relational database management system (RDMS) technologies.
      Our new products are positioned to support the technologies of the new millennium, including mapping, imaging, and advanced investigative tools, all operating from a wireless, mobile platform.
      These technologies provide major advances in:
      o Ease of use
      o Accuracy of data input
      o Speed and efficiency
      o Communications with other computer systems and databases
      o Industry standard computer hardware and interfaces

Windows Power for Maximum Ease of Use
      Our new product line uses all of the features of the Windows Graphical User Interface (GUI) to make the software easy to learn and use and to ensure that data collection is accurate. Menus, tabs, tool bars, buttons, and scroll-bars provide rapid access to essential modules and screens. Drop-down menus and look-up tables not only eliminate much typing, they also increase accuracy by making sure that only valid choices are entered into the database. Software "wizards" provide a streamlined set of screens to guide users through the most complex proc-esses. Search forms allow users to find critical information quickly anywhere in the database using whatever search criteria is available.

Open Architecture and Standards
      Pamet's new product families are based on an open design that allow them to run on a variety of networks. Further, the use of standard interfaces makes it easier to communicate with other public safety agencies at the local, state, and federal levels. It will also enhance our ability to integrate additional technologies into the products in the future.

Leapfrogging the Competition
      Other vendors have rushed to market with products that run on Windows NT servers, but many of these are using old application architectures, non-native Windows clients and 16-bit technologies.
      No other vendor targeting medium-sized public safety agencies has taken advantage of all the latest Windows and database management standards and tools.
      As a result, Pamet System's customers benefit from the improved ease-of-use, security, scalability and openness provided by the latest Windows technologies. The Company, itself, will be able to incorporate new technologies into its product line far more easily than the competition.

Early PoliceServer NT Customers
      During 1998 Pamet Systems announced the signing of contracts for PoliceServer NT with the Cambridge Police Department and the Ashby Police Department, both in Massachusetts. These represented major wins for Pamet with customers who had conducted extensive competitive evaluations prior to their decision.

Key Feature Enhancements
      The year 1998 also saw a number of major enhancements to existing PoliceServer and FireServer modules, as well as the introduction of some important new product modules.
      Enhancements to the existing PoliceServer CAD module included improved data entry, improved reporting, access to a newly-updated hazardous materials (HAZMAT) database, and new features for multi-jurisdiction agencies and agencies where police and fire departments share a common Emergency 9-1-1 center.
      Additions to the existing FireServer CAD module included improved data entry, improved reporting, access to a hazardous materials (HAZMAT) database and features to facilitate integrated operations across fire, Emergency 9-1-1 and police systems.
      A new release of the ImageServer product added integration with PoliceServer NT, improved image enhancement, and improved management features.
      Pamet's successful MobileServer Mobile Data Computer product was enhanced with the addition of an interface to the Computer-Aided Dispatch (CAD) portion of PoliceServer. Among other advantages, this integration enables silent dispatch wherein dispatchers can send secure transmissions to police officers in the field.
      A new release of QueryStation provided an updated, much-improved data dictionary and a set of standard reports that allow users quick access to useful information in the PoliceServer and FireServer databases.
      The JailServer system was ported to Windows NT and integrated with QueryStation to permit better reporting and analysis of information in the JailServer database.
      Finally, a Geographic Information System (GIS) Mapping module was added to Pamet's product line. This module allows police and fire dispatchers to view maps of incident locations, as well as to create digital pin maps to identify patterns of crimes, traffic accidents, and other events.

Product Quality and Service Excellence
      In 1998 Pamet Systems continued to improve product quality and built systems that ensure excellence in support services. Major efforts to improve software development and testing methods resulted in a significant decline in support calls from customers. This trend was reinforced by upgraded product documentation and a significant investment in systems to capture, manage, and respond to support requests in the timeliest fashion.
      These efforts produced a net reduction in support costs and lifted customer satisfaction with both Pamet System's software and with the responsiveness of its support organization.

Year 2000 Readiness
      Pamet Systems is committed to ensuring that its products perform in the year 2000 just as they do today. The Company's software was designed and developed to store and manipulate dates in a 4-digit format so that records dated December 31, 1999 will be followed by records dated January 1, 2000. Pamet cannot certify the year 2000 compliance of products from other vendors used in conjunction with our software, but we are working with customers to notify them of the status of these products.

Pamet Systems, Inc.

Management's Discussion and Analysis of Financial Condition
And Results of Operations

Overview
      Pamet Systems, Inc. (the "Company" or "Pamet Systems"), founded in 1987, designs and implements broad-based information technology solutions for public safety agencies enabling them to realize cost efficiencies and provide better service. The Company's suite of products is composed of three major components: PoliceServer, FireServer, and JailServer. The Company also offers several companion products including ImageServer, MobileServer, QueryStation, and a GIS/Mapping module. The Company's revenues consist primarily of sales of these software applications, the associated hardware and systems integration, and support and update service fees.
      The Company's revenues for the 12 month period ended December 31, 1998 (the 1998 period) increased 31.7% to $2,736,986 from $2,077,896 for the 12 month period ending December 31, 1997 (the 1997 period). During the 1998 period, the revenues showed a significant shift to the MobileServer product, which represented 28.4% of sales in the 1997 period and 44.9% of sales in the 1998 period. The MobileServer product enables officers to submit reports and access critical law enforcement databases from their cruisers; thus increasing officer productivity. This market shift to mobile products, which became evident in the 1997 period, caused the Company to join forces with Cerulean Technology, Inc. in November 1997 to offer Cerulean's PacketClusterPatrole wireless client/server software under a three-year private branding agreement, as its exclusive mobile information solution. Several factors allowed the Company to substantially improve margins on the mobile product during 1998. The MobileServer margins during the 1997 period were adversely affected by one time product development, implementation engineering and staff training costs in connection with the Cerulean agreement, as well as the costs of upgrading the installed customer base to the Cerulean product. In addition, a significant portion of the Company's 1997 MobileServer sales and backlog resulted from the "COPS More 96" federal grant awards of the 1994 Crime Bill. The pricing on these MobileServer sales reflected previous commitments made to customers during the grant application process and prior to the Cerulean agreement. During the 1998 period, the Company was able to renegotiate the pricing on the sales generated from the "COPS More 96" grant awards as part of the competitive bidding process. With the startup costs behind the Company and the renegotiation of the pricing commitments, the MobileServer margins improved substantially during the 1998 period.
      Revenues from the Company's PoliceServer and FireServer products continued to decline in the 1998 period as a result of market expectations for a complete Microsoft operating environment, using Microsoft NT Server and a Windows 95/98 or NT Desktop graphical user interface. These market expectations caused the Company to begin rebuilding its products on the NT platform late in 1997 at considerable expense. The Company spent over $934,000 during the 1998 period on Research and Development of which $745,287 was spent on the NT-based product, including $195,665 that was capitalized. Significant progress was made on the NT development program and the first NT server and PC-based systems were shipped during 1998. The Company plans to complete the NT versions of their PoliceServer and FireServer products during 1999. As the modules of the Company's records management system
(RMS) and computer aided dispatch (CAD) operating in the Microsoft NT environment are released, the Company expects that the product mix may shift back to the higher margin PoliceServer and FireServer products. The Company's other products are currently Windows PC-based products. The Company also expended considerable funds during the 1998 period on product quality improvements resulting in final releases of its VMS-based PoliceServer and FireServer products, a new release of its ImageServer product, and QueryStation enhancements. The Company also expanded its suite of products in 1998 to include a GIS/Mapping module. The Company also completed its program to improve product documentation to address competitive requirements and improve customer satisfaction.
      During the second quarter of the 1998 period, another round of federal grants associated with the 1994 Crime Bill, "COPS More 98," was announced. The "COPS More 98" grant program was national in scope and very competitive, with police departments of all sizes and types competing for a total of $200 million in funds which must be matched by $66M in local matching share. Prior to the submission of the grant applications in June 1998, the Company held another round of its informative grant preparation seminars for current and potential customers to assist them in preparing their grant proposals. The seminars reached over 900 attendees at 30 seminars in 27 cities in 15 states and all participants were offered further support in completing the complex application via phone or fax. The special grant advisory team at Pamet provided aid to more than 130 agencies. The agencies that have attended the Company's seminars have generally received grant awards and the Company began to see revenues related to "COPS More 98" in the last quarter of the 1998 period.
      The Company continues to believe there are significant market opportunities based on the 1994 Crime Bill funding expected in 1999 and beyond, the establishment of E911 centers, heightened emphasis on crime in most communities and the awareness by municipalities that computer systems can improve the efficiency and effectiveness of their public safety resources. The Company has also seen increased emphasis on the coordination of public safety systems between neighboring towns, county, and state police organizations. The Company's products are designed and marketed with the option to be used in this type of regional application.

Results of Operations
Year Ended December 31, 1998 vs. Year Ended December 31, 1997.
      During 1998, the Company's net sales increased 31.7% to $2,736,986 from $2,077,896 in the 1997 period. Although revenues from the Company's core products increased from $470,432 for the 1997 period to $512,306 for the 1998 period, their contribution to total sales decreased to 18.7% of revenue in 1998 from to 22.6% of revenue in 1997. The number of new system sales and hardware upgrades decreased from 11 in the 1997 period to 10 in the 1998 period. This decrease, despite the increase in total revenues, can be attributed to communities delaying purchases of systems while they awaited more vendors offering products in a Microsoft operating environment, using Microsoft NT Server and a Windows 95/98 or NT Desktop graphical user interface. In response to the market trend, during the 1998 period the Company installed a Beta version of its NT-based PoliceServer NT records management software (RMS) in the City of Cambridge, Massachusetts police department as well as a one user NT PC-based RMS system, in a small community in central Massachusetts. The Company believes that business was lost or deferred in 1998 as a result of the Company not offering a PC-based police or fire system further highlighting the importance of the migration to an NT-based product line.
      Sales of the MobileServer product increased 107.8% to $1,228,168 in the 1998 period from $591,030 in the 1997 period. The mobile product revenue represented 17 new installations and 10 departments, increasing the number of both cruiser and portable units. The majority of the revenue from MobileServer resulted from federal grant funds awarded from "COPS More 96" of the 1994 Crime Bill. Revenues from the ImageServer product were relatively flat at $215,796 for the 1998 period as compared to $217,501 for the 1997 period. The Company has continued to see increased revenues from support and update service fees resulting from increases in the installed base and renewal rates approaching 100%. Support revenues increased $84,772 or 17.7% to $564,270 for the 1998 period from $479,498 for the 1997 period. These service revenues represented 20.6% of the Company's total revenues in the 1998 period versus 23.1% in the 1997 period.
      Cost of sales increased $113,330 or 10.9% to $1,156,623 for the 1998 period from $1,043,293 for the 1997 period reflecting increased sales. The Company experienced an improvement in gross margin from 49.8% in the 1997 period to 57.7% in the 1998 period. Substantial increases in margin were attained in several product categories including new systems and MobileServer. The gains in the new systems margin can be attributed to the high margin JailServer product and software only sales. The MobileServer margins increased as a result of implementing more favorable pricing strategies, renegotiation of customer commitments made prior to the Cerulean agreement, and moving beyond the startup phase of shipping the Cerulean product under the private branding agreement. The 1997 margins had been negatively impacted by the initial costs associated with Cerulean agreement including upgrading existing customers to the Cerulean system and prior pricing commitments for mobile systems funded by federal grants. In addition, the Company began shipping GIS/Mapping systems during 1998 that delivered high margins generally due to the low hardware content of these systems. Software support and update service revenues delivered traditionally high margins although they decreased from 96.0% in the 1997 period to 93.3% in the 1998 period. This decrease can be attributed to the increase in MobileServer installations where support is purchased from Cerulean rather than being performed by Pamet employees.
      The Company's operating expenses increased $1,241,751 or 62.7% to $3,223,290 for the 1998 period from $1,981,539 for the 1997 period. The Company's commitments in several areas including overall product quality, customer satisfaction and new product development contributed significantly to the increases in spending. Of the increases, $420,907 or 33.9% was attributed to research and development spending on NT product development, the interface between PoliceServer and the Cerulean mobile product, a network search product (LENS), and enhancements to the ImageServer product. In addition, $195,665 of development cost on the NT-based PoliceServer product was capitalized during the 1998 period, as this part of the NT project reached technical feasibility. The Company is continuing to use outside resources in the design, development, and testing of these projects creating minimal impact on the long-term financial commitments of the Company. NT product development will continue throughout 1999 until all modules of PoliceServer and FireServer including Computer-Aided Dispatch (CAD) have been ported to the NT platform, consistent with market demands. During 1998, virtually all requests for proposals (RFP's) received by Pamet Systems required either a functioning NT system or a transition plan to the NT platform.
      Personnel costs increased 44.4% or $439,709 to $1,430,606 for the 1998 period from $990,897 for the 1997 period. The major reasons for the increase in personnel expenditures were a full year of salary and associated expenses for David McKay, President and Chief Executive Officer, who was hired in June 1997, and the addition of several new employees including a Vice President of Technology and Product Deployment, three employees in conjunction with the acquisition of Technology Assemblers, Inc. in February 1998, a Manager of Customer Support, and a salesperson for the Northeast region. The increased headcount supports ongoing programs including the redevelopment of the product on the NT platform, expansion of the product line to include a jail management package, improvement in customer satisfaction, and improved sales coverage. These strategic additions in head count will also expand the Company's infrastructure to handle the anticipated increase in the level of business in the future. In addition, employee salary increases and incentive plans

Pamet Systems, Inc.

Management's Discussion and Analysis of Financial Condition
And Results of Operations

designed to bring employee compensation in line with market rates were implemented in the second half of the 1997 period and impacted spending for the 1998 period. Employee health insurance costs increased 64.9% as a result of escalating insurance rates and an increase in the number of insured employees.
      Rent, utilities and telephone expenses increased 83.7% or $63,813 to $140,041 for the 1998 period from $76,228 for the 1997 period. The most substantial portion of the increase resulted from the rent and telephone costs associated with opening a Southeast regional sales office in Maitland, FL. In addition, telephone cost increases resulted from telephone support for the Company's growing client base located outside of the Northeast.
      Travel and entertainment expenses increased $52,097 or 49.3% to $157,803 for the 1998 period from $105,706 for the 1997 period due to the increased travel associated with integrating the employees from the Southeast region into the corporate organization, and the significant increase in sales and marketing initiatives outside the Northeast, including attendance at trade shows and "COPS More 98" grant seminars.
      Spending on professional fees increased $131,298 or 78.4% to $298,679 for the 1998 period from $167,381 for the 1997 period. Consulting fees contributed $93,136 or 70.9% of the increase growing from $42,834 in the 1997 period to $135,970 in the 1998 period. The most significant consulting expenditures were the cost of an outside firm hired to update existing product documentation, the cost of a consultant hired to advise the Company on its capital raising initiatives, and the installation of an upgraded financial package. The documentation effort supported ongoing product quality and customer satisfaction projects. Legal fees increased 35.1% or $31,756 to $122,306 for the 1998 period from $90,550 for the 1997 period as a result of the services that were required to establish a line of credit loan, to support the Company's capital raising activities, to complete the acquisition of Technology Assemblers, Inc. and to research additional business partnerships and acquisitions.
      Depreciation expense increased 24.7% or $17,900 to $90,372 for the 1998 period from $72,472 for the 1997 period, reflecting the first full year of depreciation on the new computer equipment purchased as a result of the theft of nearly all the corporate computer equipment in June 1997 and the upgrading of the Company's internal systems.
      Other operating expenses increased 46.2% or $116,027 to $367,270 for the 1998 period from $251,243 for the 1997 period. The most significant components of the increase were the upgrade to high speed Internet access and links to remote corporate locations, marketing programs, trade shows, and grant seminars, and increases in office, computer, and training supplies related to increases in headcount and revenues.

      Net interest expense increased to $164,155 for the 1998 period compared to the net interest expense of $69,027 for the 1997 period. This change reflects increased usage of working capital loans obtained from Directors and Officers, the interest and fees associated with the receivables financing agreement with Silicon Valley Bank, and interest costs on the convertible promissory notes issued to outside investors as part of the Company's capital raising program.
      The loss for the 1998 period was $(1,807,082) or $(.71) per share compared to a loss of $(954,314) or $(.42) per share for the 1997 period.

Liquidity and Capital Resources
      The Company's working capital was a deficit of $(1,360,973) at December 31, 1998 compared to a deficit of $(430,122) at December 31, 1997 due to the current level of research and development spending and the additional expenses associated with the increased corporate infrastructure. In addition, the mortgage note on the Company's headquarters building was not renewed as of December 31, 1998 and the entire loan amount outstanding of $479,743 is included in current liabilities for the 1998 period. The short-term status of the mortgage on the Company headquarters was offset in part by short-term working capital loans from Directors that were converted to long-term convertible promissory notes. Nevertheless, the Company remains highly leveraged.
      During the first quarter of 1998, the Company completed a private placement of 125,000 shares of common stock at $4.25 and 31,250 warrants exercisable at $4.25 per share with an investor affiliated with a Company Director raising $531,250. During the 1998 period, the Company also secured $450,000 of additional financing in the form of long-term convertible debt, converted $600,000 in lines of credit from Directors to long-term convertible debt, and negotiated a $250,000 vendor line of credit that has supported the NT development program. In general, the convertible debt funding secured in the 1998 period or converted from lines of credit accrues interest at 11%, has a two-year term, carries the option of conversion of the principal to common stock by the debt holder or repayment of principal and accrued interest by the Company, and has 100% warrant coverage attached that allows for purchase of additional shares of common stock at the conversion price, which ranges from $1.45 to $2.50. For detailed information on these convertible promissory notes, refer to Note H of the financial statements. Cash increased to $54,817 at December 31, 1998 from $40,522 at December 31, 1997. Accounts receivable decreased to $537,405 at December 31, 1998 from $661,260 at December 31, 1997 despite the increase in 1998 sales as a result of utilizing the receivables financing agreement with Silicon Valley Bank.

Subsequent to year-end, the Company received an additional $350,000 from long-term convertible promissory notes and $300,000 in loan commitments from Directors, and two related parties agreed to convert $600,000 worth of promissory notes to equity. While resources necessary to fund the completion of the NT development program and provide working capital for operations continue to be a focus of concern for the Company, the Company believes that the additional funding which has been secured or committed, the anticipated funds from the sale of the headquarters building, anticipated awards from the "COPS More 98" grant submissions combined with sales of the Company's existing and anticipated suite of products should ensure continued operations through the end of the year. If additional funds are required, the Board of Directors is willing to increase its investment or seek additional financing. Backlog at March 30, 1998 was $345,000. The Company is continuing to consider projects to increase its cash position such as activities to raise capital, mergers, acquisitions or other business combinations.
      As of December 31, 1998, the Company had accumulated approximately $6,431,000 of federal net operating loss carryforwards that expire beginning in the year 2004. In addition, the Company has state net operating losses to carryforward of $3,316,000, which expire between the years 1999 and 2003. Under the Internal Revenue Code of 1986, as amended, the rate at which a corporation may utilize its net operating losses to offset its income for federal tax purposes is subject to specified limitations during periods after the corporation has undergone an "ownership change." It has been determined that an ownership change did take place at the time of the Company's initial public offering. However, the limitations on the loss carryforward exceed the accumulated loss at the time of the "ownership change." Thus, there is no restriction on its use.

Seasonality
      The majority of the Company's installed base has a fiscal year that commences on July 1 and, therefore, the Company bills its customers for their annual software support and update service on July 1 of each year. Consequently, cash flow representing software support revenues has tended to be higher in the second half of the Company's fiscal year, although software support revenues are recognized ratably throughout the fiscal year.


Revenue Recognition
      Revenues from software license fees are recognized when a contract has been executed, the product has been delivered, all significant contractual obligations have been satisfied and collection of the related receivable is probable. Maintenance revenues, including those bundled with the initial license fee, are deferred and recognized ratably over the service period. Consulting and training service revenues are recognized as the services are performed.

Year 2000
      Company engineers have performed extensive testing to insure that all of the Company's supported software products are compliant with the year 2000 transition. The Company's software was developed to store and calculate date related information using 4 digit values, so records dated December 31, 1999 will be followed by records dated January 1, 2000. Testing has shown that the Company's software successfully manages the year 2000 rollover while maintaining data and system integrity. For the turnkey systems that the Company sells, the Company continues to monitor the progress of other third party suppliers on whom it depends, such as Microsoft and Compaq. Although the Company cannot certify these third party products, the Company will continue to monitor the published status of their compliance and notify its supported customers of any findings. The Company's customers have been informed that year 2000 compliance may not apply to older computer equipment or non-current versions of system software.
      Internally the Company utilizes some third-party vendor computer hardware, networking equipment, telecommunication products and software products that may or may not be year 2000 compliant. However, the Company has been assured by third party vendors, that the software products the Company relies on to manage their internal finance, materials and support activities, are all year 2000 compliant. Internal testing to verify these assurances will not be completed until July 1999. The Company also relies, directly or indirectly, on the external systems of suppliers, creditors, financial organizations and governmental entities for accurate exchange of data. The impact of year 2000 non-compliance by any of these entities is being monitored at this time.

Inflation
      Inflation has not had a significant impact on the Company's operations to date.

Pamet Systems, Inc.

Balance Sheet

                                                              December 31,
ASSETS                                                                1998

CURRENT ASSETS
        Cash                                                       $54,817
        Accounts receivable, trade, net of allowance for
        doubtful accounts of $60,000 and factored receivables
        of $373,024                                                418,229
        Accounts receivable, factored                              119,176
        Inventory, net of reserve of $15,000                        50,254
        Prepaid expenses and other current assets                   81,421
                                                                   -------
                                       TOTAL CURRENT ASSETS        723,897

PROPERTY AND EQUIPMENT, NET                                        947,188
RESTRICTED CASH                                                     28,534
DEPOSIT                                                              4,190
CAPITALIZED SOFTWARE DEVELOPMENT COSTS                             195,665
                                                                   -------
                                            TOTAL ASSETS        $1,899,474
                                                                 =========

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
        Line of credit (vendor)                                   $169,934
        Mortgage note payable                                      479,743
        Due to factor                                               65,980
        Accounts payable, trade                                    787,764
        Account payable, related party                              20,513
        Accrued expenses                                           265,267
        Deferred software maintenance revenue and unearned
        support revenue                                            295,669
                                                                   -------
                                TOTAL CURRENT LIABILITIES        2,084,870

LONG-TERM DEBT                                                   1,050,000
UNEARNED SUPPORT REVENUE                                             3,802

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT
        Preferred stock, $.01 par value, 1,000,000
          shares authorized, none issued
        Common stock, $.01 par value, 7,500,000 shares
          authorized, 2,545,500 shares issued and outstanding      25,455
        Additional paid-in capital                              5,306,924
        Accumulated deficit                                    (6,571,577)
                                                               ----------
                 TOTAL STOCKHOLDERS' DEFICIT                   (1,239,198)
                                                               ----------

        TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT            $1,899,474
                                                                =========


See accompanying notes to financial statements

Pamet Systems, Inc.

Statements of Operations


                                                  Year Ended December 31,
                                                   1998              1997

Net hardware and software sales               $2,172,716        $1,598,398
Support revenues                                 564,270           479,498
                                               ---------         ---------
                TOTAL REVENUES                 2,736,986         2,077,896

Cost of sales                                  1,156,623         1,043,293
                                               ---------         ---------

                            GROSS PROFIT       1,580,363         1,034,603
                                               ---------         ---------

Operating expenses
        Personnel costs                        1,430,606           990,897
        Rent, utilities and telephone            140,041            76,228
        Travel and entertainment                 157,803           105,706
        Professional fees                        298,679           167,381
        Depreciation                              90,372            72,472
        Research and development                 738,519           317,612
        Other operating expenses                 367,270           251,243
                                               ---------         ---------

                TOTAL OPERATING EXPENSES       3,223,290         1,981,539
                                               ---------         ---------

Loss from operations                          (1,642,927)         (946,936)
Interest income                                      674             1,265
Interest expense                                (164,829)          (70,292)
Gain on insurance settlement                          --            61,649
                                               ---------         ---------

                             NET LOSS        $(1,807,082)        $(954,314)

                                               =========         =========

Loss per common share                             $(.71)             $(.42)
                                                    ===                ===


See accompanying notes to financial statements.

Pamet Systems, Inc.
Statements of Stockholders' Equity (Deficit)


                                   Additional                         Total
                   Common Stock       Paid-In  Accumulated    Stockholders'
                  Shares   Amount     Capital      Deficit  Equity(Deficit)
BALANCE AT
JANUARY 1,
1997           2,102,250  $21,023  $4,107,605  $(3,810,181)       $318,447



NET LOSS                                          (954,314)       (954,314)

CONVERSION OF
STOCK OPTIONS    108,000    1,080     121,216                      122,296

PRIVATE PLACE-
MENT OF STOCK    200,000    2,000     548,000                      550,000
               ---------   ------   ---------    ---------       ---------

BALANCE AT
DECEMBER 31,
1997           2,410,250   24,103   4,776,821   (4,764,495)         36,429



NET LOSS                                        (1,807,082)     (1,807,082)

CONVERSION OF
STOCK OPTIONS     10,250      102         103                          205

PRIVATE PLACE-
MENT OF STOCK    125,000    1,250     530,000                      531,250
               ---------   ------   ---------    ---------       ---------

BALANCE AT
DECEMBER 31,
1998           2,545,500  $25,455  $5,306,924  $(6,571,577)    $(1,239,198)
               =========   ======   =========    =========       =========


See accompanying notes to financial statements.

Pamet Systems, Inc.
Statements of Cash Flows


                                                  Year Ended December 31,
                                                   1998            1997
OPERATING ACTIVITIES
Net loss                                       $(1,807,082)      $(954,314)
Adjustments to reconcile netloss to net
   cash used for operating activities:
   Depreciation and amortization                    90,372          72,472
   Interest payable                                  4,635              --
   Gain on insurance settlement                         --         (61,649)
   Capitalized software development costs         (195,665)             --

Changes in operating assets and liabilities:
   Accounts receivable, trade                      243,031        (58,588)
   Accounts receivable, factored                  (119,176)            --
   Inventory                                        39,557        (21,121)
   Prepaid expenses and other current assets       (41,827)       (19,341)
   Restricted cash                                    (674)          (714)
   Deposit                                          (4,190)            --
   Due to factor                                    65,980             --
   Accounts payable, trade                         160,537        312,498
   Accounts payable related party                   20,513             --
   Accrued expenses                                121,089         37,044
   Deferred software maintenance revenue and
    unearned support revenue                        (9,314)        22,744
                                                   -------        -------

Net cash used for operating activities          (1,432,214)      (670,969)

INVESTING ACTIVITIES

Expenditures for property
   and equipment                                   (91,590)      (129,835)
Proceeds from insurance settlement                      --        108,708
                                                   -------        -------
Net cash used for investing activities             (91,590)       (21,127)



                                (continued)

STATEMENTS OF CASH FLOWS - CONTINUED
PAMET SYSTEMS, INC


                                                  Year Ended December 3l,
                                                   1998             1997
FINANCING ACTIVITIES

Net proceeds from line of credit (vendor)          169,934             --
Proceeds from long term debt-convertible
   promissory notes                                750,000             --
Proceeds from related party notes                  407,561        375,000
Payment of related party notes                          --       (355,660)
Payments on mortgage note                          (16,216)       (14,371)
Issuance of capital stock                          226,820        672,296
                                                 ---------      ---------

  Net cash provided by
   financing activities                          1,538,099        677,265
                                                 ---------      ---------

             NET INCREASE (DECREASE) IN CASH        14,295        (14,831)

Cash at beginning of period                         40,522         55,353

             CASH AT END OF PERIOD                 $54,817        $40,522
                                                 =========      =========


SUPPLEMENTAL DISCLOSURES OF CASH
 FLOWS INFORMATION

 Cash paid for interest                           $127,000        $74,000
                                                 =========      =========

SUMMARY OF NON-CASH FINANCING ACTIVITIES

 Note payable-related party converted to long
    term debt-convertible promissory note          300,000             --
                                                 =========      =========
 Note payable-related party and accrued interest
    repaid by issuance of capital stock            304,635             --
                                                 =========      =========


See accompanying notes to financial statements

Pamet Systems, Inc.

Notes to Financial Statements

NOTE A--NATURE OF OPERATIONS

     Pamet Systems, Inc. (the Company), a Massachusetts corporation, was formed in November 1987 to engage in the business of designing, developing, installing and servicing computer software systems for the municipal market throughout the Eastern United States, principally in the area of public safety. Credit is granted to certain customers, most of which are municipalities. The Company generally does not require collateral.
     The Company's committed backlog at March 30, 1999 was in excess of $345,000 (unaudited). Management believes that this level of backlog and its anticipated sales, as well as the funding described below, are adequate to sustain operations through the end of fiscal year 1999.
     However, the ultimate success of the Company is still dependent upon its ability to secure financing adequate to meet its working capital and product development needs and the successful development of a Microsoft Windows NT computing platform for the Company's current applications that can be effectively marketed to expand the Company's operations. Subsequent to year end, two related parties have agreed to convert $600,000 worth of promissory notes to an equity position. See Note H. In addition, the Company has executed a signed purchase and sales agreement to sell its facility for approximately $1,200,000, part of which will be used to repay the mortgage note. See Note G. (In conjunction with this sale, the Company has executed a seven year lease on the facility at approximately $175,000 per year, plus real estate taxes and expenses.) If additional funds are required, the current Board members are willing to increase their investment or seek additional equity financing, as needed. Certain members of the Board have also agreed to offer the Company a revolving line of credit up to $300,000 beginning April l, 1999 through June 1, 2000, at an 11% interest rate. One thousand (1,000) warrants will accompany each $10,000 pledged under the line of credit, at the market price as of March
28, 1999. Management believes the Company's current sources of liquidity and funding are adequate to sustain operations. Management is also trying to enhance its financial position by obtaining permanent additional financing. There can be no assurance, however, that the Company's operations will be sustained or be profitable in the future, that adequate sources of financing will be available at all, when needed or on commercially acceptable terms, or that the Company's product development efforts will be successful.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES

     Restricted cash: In connection with its mortgage agreement, the Company is required to maintain an interest reserve account with the mortgagee. Withdrawals from the account are restricted to the payment of mortgage note principal and interest.
     Property and equipment: Property and equipment are stated at cost and are depreciated on the straight line or accelerated methods over their estimated useful lives.
     Inventory: Inventory consists primarily of computer-related supplies and is stated at the lower of cost (first-in, first-out) or market value.
     Accounts receivable, factored: The Company factors part of its accounts receivable with recourse, which means that the Company bears the risk of uncollectible accounts over 120 days old. Accounts receivable, factored in the accompanying balance sheet represents the portion of each account held back by the factor. The balance will be remitted to the Company when the respective accounts have been collected.
     Due to factor: The balance represents the Company's estimated liability for its factored accounts that will become greater than 120 days old or uncollectible, based on historical collections.
     Deferred software maintenance revenue and unearned support revenue:
Deferred software maintenance revenue and unearned support revenue represent revenue relating to software support, updates and warranties which the Company has not yet earned. Software maintenance fees are recognized ratably over the period of the service contract. The portion of the maintenance fee associated with the sale of a first time system or software that relates to the initial maintenance period is also recognized ratably over the period of the extended service.
     Revenue recognition: The Company generally recognizes product revenue upon shipment. Revenues for products with extensive installation requirements under contractual agreements are recognized upon customer acceptance.
     Loss per common share: In 1998 and 1997, loss per common share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted per share computations are not presented since the effect would be antidilutive.
     Stock-based compensation: The Company measures compensation expense relative to employee stock-based compensation plans using the intrinsic value-based method of accounting as prescribed by Accounting Principles
Board Opinion No. 25, "Accounting for Stock Issued to Employees". However, the Company will disclose the pro forma amounts of net income and earnings per share as though the fair value-based method of accounting prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", had been applied. See the Stockholders' Equity note for these disclosures.

     Capitalized software development costs: Pursuant to Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,"the Company capitalizes certain software development costs once technological feasibility of the related products, as defined in the statement, has been achieved. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including but not limited to, anticipated future gross revenues, estimated economic life and changes in software and hardware technology. Software development costs incurred prior to achieving technological feasibility as well as certain licensing and other research and development costs are charged to research and development expense as incurred.
     Capitalized software development costs are reported at the lower of unamortized cost or net realizable value, which is periodically reviewed based upon current and anticipated product revenue. Commencing with the initial product release, these costs are amortized to cost of sales on the straight-line method over the estimated life of the product, generally three to five years. The Company has not amortized any capitalized software costs pending initial product release, presently intended for the third quarter of 1999.
     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Income taxes: The Company accounts for income taxes according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates and tax laws that will be in effect when the differences are expected to reverse. The primary component of the Company's deferred tax asset as of December 31, 1998, which is fully reserved, is net operating loss carryforwards.

NOTE C--RELATED-PARTY TRANSACTIONS

     Director Compensation: The Company paid approximately $22,000 in 1998 and $15,000 in 1997 to a stockholder and director for financial accounting consulting services.
     Accounts payable, related party represents non-interest bearing amounts owed to employees and directors for services performed or expense reimbursements.
     In addition, during 1998 two stockholders and directors of the company acquired convertible promissory notes with five year warrants attached. The terms and maturity dates of the promissory notes and warrants are disclosed in Note H-LONG TERM DEBT.

NOTE D--PROPERTY AND EQUIPMENT AND ACCUMULATED DEPRECIATION

Property and equipment at December 31, 1998 is as follows:

                             Balance at
                              Beginning                          Balance at
                                     of  Additions                   End of
                                 Period    at Cost  Retirements      Period
Classification               ----------  ---------  -----------  ----------

  Land                         $231,283                            $231,283
  Building                      758,728                             758,728
  Furniture and Fixtures        122,850    $10,477                  133,327
  Computer Equipment            370,512     81,113                  451,625
  Automobiles                    24,894                              24,894
                              ---------  ---------    ---------   ---------
               TOTALS        $1,508,267    $91,590               $1,599,857
                              =========  =========    =========   =========

Accumulated depreciation at December 31, 1998 is as follows:


                            Balance at   Additions               Balance at
                             Beginning     Charged                   End of
                             of Period  to Expense  Retirements      Period
Classification              ----------  ----------  -----------  ----------

  Building                    $160,089     $24,105                 $184,194
  Furniture and Fixtures       116,669       6,493                  123,162
  Computer Equipment           273,262      55,231                  328,493
  Automobiles                   12,277       4,543                   16,820
                             ---------   ---------    ---------   ---------
             TOTALS           $562,297     $90,372                 $652,669
                             =========   =========    =========   =========


NOTE E-LINE OF CREDIT (VENDOR)

     A line of credit facility up to $250,000 is available to the Company from one of its vendors. The facility is restricted in that it may only be used to purchase certain research and development services from this vendor. Interest is to be applied at 12% per annum and the agreement expires on June 1, 1999. At the expiration date, there is an option available for the lender to convert the unpaid line of credit and accrued interest to stock at $2.50 per share and receive an equal number of five year warrants to allow the purchase of additional shares of common stock at $2.50 per share.

NOTE F-MORTGAGE NOTE PAYABLE

     Mortgage note payable represents a note secured by a mortgage on the Company's facility. The note expired on October 21, 1998 and has not been renewed by the Bank. $5,423, including interest at 10.00%, is payable monthly and is current at March 30, 1999. In addition, the note is subject to several conditions, including:

o Four officers, directors and/or stockholders of the Company are limited guarantors of the note to the extent of $50,000 each. In connection with these guarantees these four officers, directors and/or stockholders received $1,500 in 1997.
o Payment of dividends is restricted, requiring approval of the mortgagee.
o Salary increases for officers above base levels are restricted, requiring approval of the mortgagee.

     Subsequent to year end, the Company has executed a signed purchase and sale agreement to sell its facility for approximately $1,200,000, part of which will be used to repay the mortgage note.

NOTE G--ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 1998:
Accrued payroll and vacation                             $157,069
Accrued and withheld payroll taxes                         41,927
Other                                                      66,271
                                                          -------
                                                         $265,267
                                                          =======

NOTE H-LONG-TERM DEBT

Long-term debt represents convertible promissory notes with five year warrants attached. The promissory notes may be converted to common stock no more frequently than four times per year at an amount of not less than $25,000. No interest shall be deemed to have accrued or be payable on any portion of a note converted prior to maturity. The conversion price, maturity dates and the warrants available on each note are as follows:

Convertible promissory note to a related party with five
year warrants attached, which allows the noteholder to
purchase up to 120,000 shares of common stock at $2.50
per share. No warrants have been exercised at December 31,
1998. The principal amount of the note may be converted
to common stock at  $1.45 per share, at the noteholder's
option as described above. No principal has been converted
to common stock at December 31, 1998. The interest rate
on the note is 11% per year and interest expense in fiscal
year 1998 was $5,063 and is included in accrued expenses
at December 31, 1998. Both the principal balance of the
note and unpaid accrued interest are due on June 1, 2001.           $300,000

Convertible promissory note to a related party with five
year warrants attached which allows the noteholder to
purchase up to 30,000 shares of common stock at $2.75
per share. No warrants have been exercised at December 31,
1998. The principal amount of the note may be converted to
common stock at $2.75 per share, at the noteholder's option
as described above. No principal has been converted to
common stock at December 31, 1998. The interest rate on
the note is 11% per year and interest expense in fiscal
year 1998 was $5,063 and is included in accrued expenses
at December 31, 1998. Both the principal balance of the
note and unpaid accrued interest are due on February 28, 2001.       300,000

Convertible promissory note with five year warrants attached, which allows the noteholder to purchase up to 20,000 shares of common stock at $2.50 per share. No warrants have been
exercised at December 31, 1998. The principal amount of the
note may be converted to common stock at $2.50 per share, at the noteholder's option as described above. No principal has been converted to common stock at December 31, 1998. The
interest rate on the note is 11% per year and interest expense in fiscal year 1998 was $271 and is included in accrued expenses at December 31, 1998. Both the principal balance of the note and
unpaid accrued interest are due on December 13, 2000                  50,000

Convertible promissory note with five year warrants attached, which allows the noteholder to purchase up to 172,413 shares of common stock at $1.45 per share. No warrants have been
exercised at December 31, 1998. The principal amount of the
note may be converted to common stock at $1.45 per share, at the noteholder's option as described above. No principal has been converted to common stock at December 31, 1998. The
interest rate on the note is 11% per year and interest expense in fiscal year 1998 was $3,692 and is included in accrued
expenses at December 31, 1998. Both the principal balance of the note and unpaid accrued interest are due on
November 12, 2000.                                                   250,000

Convertible promissory note with five year warrants attached, which allows the noteholder to purchase up to 40,000 shares of common stock at $2.50 per share No warrants have been exercised at December 31, 1998. The principal amount of the note may be converted to common stock at $2.50 per share, at the
noteholder's option as described above. No principal has been converted to common stock at December 31, 1998. The interest rate on the note is 11% per year and interest expense in fiscal year 1998 was $663 and is included in accrued expenses  at
December 31, 1998. Both the principal balance of the note and
unpaid accrued interest are due on December 9, 2000.                 100,000

Convertible promissory note with five year warrants attached, which allows the noteholder to purchase up to 20,000 shares of common stock at $2.50 per share. No warrants have been exercised at December 31, 1998. The principal amount of the note may be converted to common stock at $2.50 per share, at the
noteholder's option as described above. No principal has been converted to common stock at December 31, 1998. The interest rate on the note is 11% per year and interest expense in fiscal year
1998 was $362 and is included in accrued expenses at December 31,
1998. Both the principal balance of the note and unpaid accrued
interest are due on December 7, 2000.                                 50,000
                                                                   ---------
                                                                  $1,050,000
                                                                   =========

Pamet Systems, Inc.
Notes to Financial Statements (continued)

     The notes are shown at face value because the value attributed to the warrants was considered not material. Subsequent to year end noteholders have committed to convert $100,000 of the above principal to the Company's common stock.

Annual principal maturities of long-term debt are as follows:
        Year ending December 31, 1999                          $       --
                    December 31, 2000                             450,000
                    December 31, 2001                             600,000
                                                                ---------
                                     TOTAL                     $l,050,000
                                                                =========

NOTE I--STOCKHOLDERS' EQUITY

Stock-based compensation expense under the fair value-based method of accounting would have resulted in pro forma net loss and loss per common share approximating the following amounts:

                               1998                         1997

                    As Reported    Pro Forma     As Reported    Pro Forma

Net loss            $(1,807,082) $(2,077,835)    $(954,314)   $(1,364,185)
                      =========    =========      ========      =========

Loss per common share     $(.71)       $(.82)        $(.42)         $(.60)
                            ===          ===           ===            ===


     The fair value for each option granted during 1998 and 1997, reflecting the basis for the above pro forma disclosures, was determined on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used in determining fair value through the model:

                                                1998              1997
Expected Life                             5-8 years*        5-8 years*
Risk-free interest rate                 4.10%-5.93%*      5.80%-6.68%*
Expected Volatility                            119%              128%

*Amounts vary due to graded vesting for options granted to employees and differences between options granted to employees and options granted to directors.

     The Company recognizes forfeitures as they occur.
     The application of fair value-based accounting in arriving at the pro forma disclosures above is not an indication of future income statement effects. The pro forma disclosures do not reflect the effect of fair-value accounting on stock-based compensation awards granted prior to 1995, if any.
     Stock Option Plans: In 1990, the Company adopted a Stock Option Plan under which the Board of Directors may grant incentive or non-qualified stock options to employees, directors and consultants of the Company. The maximum number of shares of stock subject to issuance under the 1990 Stock Option Plan is 400,000 shares. These options, of which a total of 119,250 had been exercised at December 31, 1998, are exercisable within a ten-year period from the date of the grant, generally fully exercisable when issued to directors and exercisable 20% per year and continuing over five years for employees and consultants. The options are not transferrable except by will or domestic relations order. The option price per share under the Plan is not less than the fair market value of the shares on the date of grant.

Stock option activity for the 1990 Stock Option Plan for the two year period ended December 31, 1998 is as follows:

                                                    Weighted Average
                                                  --------------------
                    Number     Exercise Price     Exercise     Remain-
                Of Options          Per Share        Price    ing Life
                ----------     --------------     --------    --------
Outstanding
January 1, 1997    349,000         $.02-$5.50        $1.07   5.08 years
Exercised          (58,000)        $.02-$3.50         $.38
                   -------         ----------        -----   ----------

Outstanding
December 31, 1997  291,000         $.02-$5.50        $1.21   3.49 years
Cancelled          (13,000)       $1.44-$3.50
Exercised          (10,250)              $.02         $.02
                   -------         ----------        -----   ----------

Outstanding
December 31, 1998  267,750         $.02-$5.50        $1.20   2.55 years
                   =======         ==========        =====   ==========

Exercisable at
December 31, 1998  203,950         $.02-$5.50         $.95
                   =======         ==========        =====

Exercisable at
December 31, 1997  191,000         $.02-$5.50         $.83
                   =======         ==========        =====

Available for
Grant At
December 31, 1998   13,000
                   =======

Available for
Grant At
December 31, 1997       --
                   =======


     Stock Option Plans: In 1998, the Company adopted a Stock Option Plan under which the Board of Directors may grant incentive or non-qualified stock options to employees, directors and consultants of the Company. The maximum number of shares of stock subject to issuance under the 1998 Stock Option Plan is 200,000 shares. These options, of which none had been exercised at December 31, 1998, are exercisable within a ten-year period from the date of the grant, and are generally fully exercisable when issued to directors and exercisable 25% per year and continuing over four years for employees and consultants. The options are not transferable except by will or domestic relations order. The option price per share under the Plan is not less than the fair market value of the shares on the date of grant.
     Stock option activity for the 1998 Stock Option Plan for the one year period ended December 31, 1998 is as follows:

                                                   Weighted Average
                                             ------------------------------
                      Number  Exercise Price  Exercise Fair Value   Remain-
                  Of Options       Per Share     Price   at grant  ing Life
                  ----------  --------------  --------  ---------- --------
Outstanding
January 1, 1998           --              --        --
Granted to Directors  15,000*          $1.37     $1.37     $1.14
Granted to Officer    50,000           $1.37     $1.37     $1.14
Granted to Employees  27,500           $1.87     $1.87     $1.56
                     -------          ------     -----     -----   -------

Outstanding
December 31, 1998     92,500     $1.37-$1.87     $1.52           5.54 years
                     =======     ===========     =====           ==========

Exercisable at
December 31, 1998         --
                     =======
Available for Grant
At December 31, 1998 107,500
                     =======

*Exercisable 33% per year.

     Subsequent to December 31, 1998, options representing 36,000 shares were granted to directors at an exercise price of $1.56.
     In addition, the Company also issued stock options and warrants outside of any formalized plan. The stock options are exercisable within a ten-year period from the date of grant and are generally fully exercisable when issued to directors and exercisable 25% per year and continuing over four years for employees and consultants. The warrants are exercisable within a five year period from the date of grant and are generally fully exercisable when issued. The options and warrants are not transferable except by will or domestic relations order. The option or warrant price per share is not less than the fair market value of the shares on the date of grant.
     Stock option and warrant activity for stock options and warrants issued outside a formalized plan for the two year period ended December 31, 1998 follows:

                                                      Weighted Average
                                               ----------------------------
                      Number of Exercise Price Exercise  Fair Value Remain-
               Options/Warrants      Per Share    Price    at grant     ing
                                                                       Life

Outstanding January
 1, 1997                 65,000      $.68-$.80     $.77             8.20 yrs
Granted to Directors
and officers in
consideration of
providing short-term
financing               120,000          $2.00    $2.00       $1.51
Granted to Directors      8,000          $2.75    $2.75       $2.39
Granted to Employees    230,000    $2.75-$4.25    $3.07       $3.02
Exercised               (50,000)         $2.00    $2.00
                        -------    -----------    -----       -----

Outstanding December
 31, 1997               373,000     $.68-$4.25    $2.10             5.94 yrs

Options granted to
Directors                10,000          $4.00    $4.00       $3.36
Options granted to
Employees                40,000    $3.25-$4.75    $4.38       $2.73
Warrants granted to
Directors               181,250    $2.50-$4.25    $2.84 $2.09-$3.57
Warrants granted to
Convertible Debt
Holders                 252,413    $1.45-$2.50    $1.78 $2.09-$1.21
Options cancelled        (7,500)         $2.75
                        -------    -----------    ----- -----------

Outstanding December
 31, 1998               849,163     $.68-$4.75    $2.45             4.80 yrs
                        =======     ==========    ===== =========== ========

Exercisable at
December 31, 1998       306,625     $.68-$4.75    $2.60
                        =======     ==========    =====
Exercisable at
December 31, 1997       193,000     $.68-$2.75    $1.81
                        =======     ==========    =====


Pamet Systems, Inc.

Notes to Financial Statements

NOTE J-EARNINGS PER SHARE DISCLOSURE

     Earnings per share disclosures for the two year period ended December
31, 1998 are as follows:
                                       For the Year Ended December 31, 1998
                                       ------------------------------------
                                                 Weighted-
                                                   Average        Per Share
                                       Income       Shares           Amount
                                       ------      -------        ---------
Basic loss per common share
   Income available to common
   stockholders                   $(1,807,082)   2,529,408           $(.71)
                                    =========    =========            ====

                                       For the Year Ended December 31, 1997
                                       ------------------------------------
                                                 Weighted-
                                                   Average        Per Share
                                       Income       Shares           Amount
                                       ------    ---------        ---------
Basic loss per common share
   Income available to common
   stockholders                     $(954,314)   2,265,321           $(.42)
                                      =======    =========            ====

NOTE K--INCOME TAXES

     During 1998, the Company recorded deferred tax assets for the benefit of net operating losses in the amount of $295,000. The cumulative amount of these assets, which is $1,232,000 at December 31, 1998 is fully reserved.
Due to the Company's history of operating losses, management has concluded that realization of the benefit is not likely.
     At December 31, 1998, the Company has federal net operating loss carryforwards of $6,431,000 that expire beginning in the year 2004. Additionally, the Company has Massachusetts state net operating losses to carryforward which expire as follows:

        Year Ending
        December 31,
           1999             $83,000
           2000             514,000
           2001                  --
           2002             980,000
           2003           1,739,000
                          ---------
                         $3,316,000
                          =========

NOTE L--SIGNIFICANT CUSTOMERS

     There were no sales to individual customers that were greater than 10% of total revenues for the years ended December 31, 1998 and 1997.

NOTE M--ECONOMIC DEPENDENCY

     The Company obtained approximately 26% of its merchandise from one source in 1998. Management believes that if this supplier ceased providing software, the Company could find alternative suppliers, although there would be a short interruption of business as the new software was integrated with the company's products. An additional 19% of its merchandise was obtained from a second supplier. Management believes that if this supplier ceased providing merchandise, the Company could find alternative suppliers without serious interruption of business.

NOTE N--PROFIT SHARING PLAN

     The Company has a qualified contributory profit sharing plan [401(k) Plan]. The Plan covers all eligible employees meeting certain age and service requirements. Employee contributions are voluntary, based on specific percentages of compensation. The Plan also provides for contributions by the Company in any amount approved by the Board of Directors. During 1998 and 1997, the Board elected to make contributions equal to 15% of employee contributions. The employees' and employer's contributions may not exceed maximum amounts established by the Internal Revenue Code. Total Company contributions to the plan were $8,635 during 1998 and $4,914 during 1997.

NOTE O-RESEARCH AND DEVELOPMENT

     Research and development costs in the current year represent costs associated with developing a Microsoft Windows NT computing platform for the Company's current computer applications as well as developing a mobile product interface to the state information system.

NOTE P-SUBSEQUENT EVENTS

     On January 21, 1999, the Company issued a convertible promissory note for $100,000 with five year warrants attached which allows the noteholder to purchase up to 40,000 shares of common stock at $2.50 per share. The principal amount of the note may be converted to common stock at $2.50 per share, at the noteholder's option. The interest rate on the note is 11% per year. Both the principal balance of the note and unpaid accrued interest are due on January 21, 2001.
     In addition, on February 8, 1999, the Company issued another convertible promissory note for $250,000 with five year warrants attached which allows the noteholder to purchase up to 100,000 shares of common stock at $2.50 per share. The principal amount of the note may be converted to common stock at $2.50 per share, at the noteholder's option. The interest rate on the note is 11% per year. Both the principal balance of the note and the unpaid accrued interest are due on February 7, 2001.

NOTE Q--QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1998 and 1997 is as follows:

                                        Quarter Ended
                                        -------------

                        March 31,   June 30,   September 30,   December 31,
                             1998       1998            1998           1998
                        ---------   --------   -------------   ------------
Revenues                $604,163   $897,304        $597,429       $638,090
Gross Profit             310,032    474,035         376,954        419,342
Operating Loss          (417,412)  (424,087)       (234,688)      (566,740)
Net Loss                (441,061)  (460,300)       (283,146)      (622,575)
Loss per share             $(.17)     $(.18)          $(.11)         $(.24)

                                         Quarter Ended
                                         -------------

                       March 31,   June 30,   September 30,    December 31,
                            1997       1997            1997            1997
                       ---------   --------   -------------    ------------
Revenues                $607,506   $432,105        $506,455       $531,830
Gross Profit             349,290    182,168         281,822        221,323
Operating Income (loss)   30,270   (213,630)       (158,448)      (605,128)
Net Income (loss)         12,228   (191,174)       (156,556)      (618,812)
Income (loss) per share     $.01      $(.08)          $(.07)         $(.28)


REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Pamet Systems, Inc.


We have audited the accompanying balance sheet of Pamet Systems, Inc. as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pamet Systems, Inc. as of December 31, 1998, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                              Carlin, Charron & Rosen LLP

March 30, 1999



Pamet Systems, Inc.
Market for the Company's Common Equity
and Related Stockholder Matters

         Shares of the Company's Common Stock are available for trading on the Nasdaq Stock Market(R) over-the-counter exchange. The Common Stock is quoted under the symbol PAMT.
         The following table sets forth the high and low bid prices of the Common Stock as quoted on the OTC Bulletin Board.

FISCAL YEAR ENDED
DECEMBER 31                                    COMMON STOCK
                                             High         Low
1997
        First Quarter                        3.38        1.88
        Second Quarter                       5.38        1.62
        Third Quarter                        4.87        2.87
        Fourth Quarter                       5.50        3.12

1998
        First Quarter                        4.75        3.62
        Second Quarter                       4.20        2.75
        Third Quarter                        3.62        2.25
        Fourth Quarter                       2.50        1.37

         The Company had 76 registered shareholders of Common Stock on April 6, 1999. The Company has not paid any dividends to date. For the foreseeable future, it is anticipated that earnings, if any, will be used to finance the growth of the Company and that cash dividends will not be paid to stockholders.

[Inside back cover]

Pamet Systems, Inc.
Corporate Information

Board of Directors

Dr. Joel B. Searcy
Chairman of the Board

David T. McKay
President, Chief Executive Officer, and Director

Richard C. Becker
Vice President
Treasurer, Director, and Assistant Clerk

Arthur V. Josephson, Jr.
Clerk and Director
Accounting Consultant

Dr. Stanley J. Robboy
Director
Professor of Pathology, Obstetrics, and Gynecology and Director of Gynecologic Pathology, Duke University Medical Center

Bruce J. Rogow
Director
Executive Managing Principal, Rogow Opportunity Capital

Dr. Davinder Sethi
Director
Independent Advisor

Officers

Dr. Joel B. Searcy
Chairman of the Board

David T. McKay
President and Chief Executive Officer

Richard C. Becker
Vice President
Treasurer, Director, and Assistant Clerk

Corporation Information

For a copy of the Company's Form 10-KSB for fiscal 1998 or other information about the Company contact,

Investor Relations
Pamet Systems, Inc.
1000 Main Street
Acton, MA 01720
(978) 263-2060

Auditors

Carlin, Charron & Rosen LLP
446 Main Street
Worcester, MA 01608

Transfer Agent

Continental Stock Transfer & Trust Company
2 Broadway
New York, NY 10004

Annual Meeting

The annual meeting of Pamet Systems, Inc. will be held on May 28, 1999 at 10:00 am at Pamet Systems, 1000 Main Street, Acton, Massachusetts

Pamet Systems, Inc. Offices

Headquarters
1000 Main Street
Acton, MA 01720
(978) 263-2060

101 Southhall Lane
Suite 400
Maitland, FL 32751
(407) 667-4863

Legal Counsel

Swidler Berlin Shereff Friedman, LLP
919 Third Avenue
New York, NY 10022

Stock Listing

Pamet Systems, Inc. stock is traded on the NASDAQ OTC (Symbol: PAMT)

[Sideways caption: Designed by Curran & Connors, Inc. / www.curran-connors.com]

[Back cover]







Pamet Systems, Inc.
1000 Main Street
Acton, MA 01720
(978) 263-2060
FAX: (978) 263-4158